Filed by Interval Leisure Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Interval Leisure Group, Inc.

Commission File No.: 001-34062

Merger Update

February 16, 2016

SVO Team,

It was only a year ago when Starwood Hotels & Resorts announced that we would be spinning off as a stand-alone company.  And a little over three months ago ILG announced that we would become a part of its family.

I have seen first-hand a great deal of preparation and collaboration. With your hard work and dedication, each day we are getting closer to our merger milestone.

I thought this would be a good time to update you on the great progress we are making. As you may have gathered from last week’s HR Talking Points, there’s a lot of work taking place to prepare for the integration, and it’s exciting to see associates from every area partnering together.  Thank you to everyone from SVO and ILG who are working behind the scenes to prepare for our two companies to become one.

Transaction Milestones

You may remember we filed a Form 10 with the U.S. Securities and Exchange Commission (SEC) in December, which included the S-4 Information Statement related to ILG and the merger.  An updated version of the Form 10/S-4 was filed a few weeks ago addressing the comments received from the SEC. We are still on track for a second quarter spin/merge.

Integration Highlights

We continue to make great strides in separating our business processes and systems from Starwood, setting up stand-alone systems in some areas and preparing for integration with ILG in others.  Here are a few of the key initiatives:

Establishing our Benefits Program — This is a significant milestone because we negotiated and rolled out our first stand-alone benefits program in several years.  Annual enrollment was completed on February 12th, 2016.

Implementing PeopleSoft — Cross-functional teams are working on the implementation of ILG’s PeopleSoft system.  For those of you who are not familiar with PeopleSoft, it is an integrated HR and Payroll system that facilitates the administration of various employee actions related to compensation, recruitment, absence management and more.  The PeopleSoft implementation will allow associates and leaders to have enhanced online capabilities in certain areas via Employee Self-Service and Manager

Self-Service, such as viewing your pay advice, updating your personal information and requesting and approving time off.  Training will be available as we get closer to Day One.

Launching the Vistana HR Service Center — We are launching a stand-alone HR Service Center for Vistana associates in March. Updated contact information will be shared soon.

Transitioning to ILG Email — As part of our new identity, we will have new email addresses.  We are working on transitioning to ILG email and are developing a new IT Service Desk tool to submit and track requests for IT support.

Customer-Facing Communications — We are preparing our customer-facing websites and electronic communications to position Vistana, ILG and the Starwood brands properly with our owners and customers.

Transitioning and Transferring Resorts

Our teams are hard at work planning the best way to seamlessly transition and welcome our new resorts to Vistana.

•                  Westin Desert Willow was successfully brought on board in the fourth quarter of 2015.

•                  We are now focusing our efforts on The Westin Ka’anapali Ocean Resort and The Westin Princeville Ocean Resort Villas.

•                  Vistana continues to manage vacation ownership associates in the Sales and Marketing and Shared Services areas at The Westin Resort & Spa, Cancún and The Westin LagunaMar Ocean Resort Villas & Spa.

•                  We are also continuing to convert hotel keys to vacation ownership units at our transferring properties.

Coming Up Next

We continue to move forward on the transaction and integration work and will share more news and information regarding the spin/merge as it becomes available.

Many of you are managing work that is new to you, and it is wonderful to see your determination to figure it out and get the job done well.

Thank you to those associates working on the integration efforts and to our associates running our daily business operations.  Together, you continue to provide our internal clients, owners and guests the first-class customer service for which we are known.

Cautionary Statement Regarding Forward Looking Statements

This communication includes “forward-looking” statements, as that term is defined in the Private Securities Litigation Reform Act of 1995 or by the Securities and Exchange Commission in its rules, regulations and releases. Forward-looking statements are any statements other than statements of historical fact, including statements regarding Starwood’s expectations, beliefs, hopes, intentions or strategies regarding the future. In some cases, forward-looking statements can be identified by the use of words such as “may,” “will,” “expects,” “should,” “believes,” “plans,” “anticipates,” “estimates,” “predicts,” “potential,” “continue,” or other words of similar meaning. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those discussed in, or implied by, the forward-looking statements. Factors that might cause such a difference include, but are not limited to, general economic conditions, our financial and business prospects, our capital requirements, our financing prospects, our relationships with associates and labor unions, our ability to consummate potential acquisitions or dispositions or the spin-off of our vacation ownership business and its subsequent merger with a wholly-owned subsidiary of Interval Leisure Group, Inc. (“ILG”) or realize the anticipated benefits of such transactions, and those disclosed as risks in other reports filed by us with the Securities and Exchange Commission, including those described in Part I of our most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K as well as on Marriott’s most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K. We caution readers that any such statements are based on currently available operational, financial and competitive information, and they should not place undue reliance on these forward-looking statements, which reflect management’s opinion only as of the date on which they were made. Except as required by law, we disclaim any obligation to review or update these forward-looking statements to reflect events or circumstances as they occur.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger between a wholly-owned subsidiary of ILG and Vistana. In connection with the proposed merger, ILG has filed a registration statement on Form S-4, containing a proxy statement/prospectus with the Securities and Exchange Commission (“SEC”). STOCKHOLDERS OF ILG AND STARWOOD ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain copies of the proxy statement/prospectus as well as other filings containing information about ILG, Starwood and Vistana, without charge, at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by ILG will be made available free of charge on ILG’s investor relations website. Copies of documents filed with the SEC by Starwood will be made available free of charge on Starwood’s investor relations website.

Participants in Solicitation

ILG and its directors and executive officers, and Starwood and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of ILG common stock in respect of ILG’s stock issuance in connection with the proposed merger. Information about the directors and executive officers of ILG is set forth in the proxy statement for ILG’s 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 6, 2015. Information about the directors and executive officers of Starwood is set forth in the proxy statement for Starwood’s 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 17, 2015. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed merger when it becomes available.